Exhibit 7.01
N E W S  R E L E A S E

October 16, 2007	Direct Inquiries To:
Paul O. Koether, Chairman
(908) 766-7221

THE ACADEMY FOR TEACHING AND LEADERSHIP RELEASES SEX OVER SIXTY DVD TO EDUCATE BABY BOOMERS

FAR HILLS, NEW JERSEY - KENT FINANCIAL SERVICES, INC. (NASDAQ - KENT) Kent Financial Services (the “Company”) today announced the release of an innovative educational DVD produced by the Academy for Teaching and Leadership, Inc. (“The Academy”) entitled Sex Over Sixty.  The Company owns a 60% controlling interest in The Academy which is headed by Dr. Saul Cooperman, a former Commissioner of Education in the State of New Jersey.  It provides educators various programs designed to improve themselves, their students, and their schools.

For the past year, The Academy has worked to produce this DVD of solid research that enables the 60’s generation to learn about their changing bodies and experience a healthier, happier sexual life.  Sex over Sixty, provides frank answers to sexual questions that mature adults face as they age, experience health problems, or begin dating again after a loss or divorce.  We intend for this DVD to be the definitive guide for people who have concerns and questions about sexuality as they age.

Survey data shows there is a great need for solid information when dealing with the topic of sexuality,” said George Gallup, Jr., former CEO of the Gallup Poll.  “These DVDs fill that need.  The content of this program provides both vigorous honesty and solid information, and contributes to the lasting healing of these life issues of seniors”

A major study by the New England Journal of Medicine, published on August 23, 2007, noted that most Americans are sexually active well into their sixties and seventies.  It also stated that, “Sexual problems are frequent among older adults, but these problems are infrequently discussed with physicians.”

“This is the one and only place where you will get absolutely accurate information.  Until now, people over sixty had nowhere to turn for sexual answers,” explained Dr. Saul Cooperman, Chairman of The Academy.  “I was shocked by the amount of misinformation and misconceptions held by successful people who are not sure of their sexual facts.”

Dr. Dennis Sugrue, renowned psychologist and certified sex therapist hosts Sex over Sixty.  Dr. Sugrue, who served as president of the American Association of Sexuality Educators Counselors, brings decades of experience to the new sexual revolution for the 60’s generation.

Filmed at New Jersey Network, Dr. Sugrue answers the concerns that 15 individuals expressed over several days.  Current research, solid advice, and frank discussion are the hallmarks of this informative DVD.  Sex over Sixty is 4 ½ hours of interesting and educational information that everyone who is dating or married should know about sexual intimacy after sixty. To find out more about this important project, or to order a copy of Sex over Sixty for $29.95, visit www.sexoversixty.org.

As with any new media release, the possible commercial success of this DVD is uncertain.  Initial test marketing, which has commenced will be constrained by a modest advertising budget.

Kent has 2,792,250 shares outstanding.

This Press Release contains forward-looking statements which may involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results and performance in future periods to be materially different from any future results or performance suggested by these statements.  Kent Financial Services cautions investors not to place undue reliance on forward-looking statements, which speak only to management’s expectations on this date.